UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 4, 2004

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    X            No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

FOR IMMEDIATE RELEASE	Tuesday, May 4, 2004
(No.2004-05-11)

VANCOUVER INSTALLS CARMANAH’S SOLAR-POWERED ILLUMINATED BUS STOPS

TransLink Takes the Lead with Award-Winning B.C. Technology

Vancouver, British Columbia, Canada – Tuesday, May 4, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that Vancouver, British Columbia, has become the first major Canadian city to install Carmanah's i-STOP™ solar-powered, illuminated bus stops.  TransLink, Vancouver’s public transit authority now joins more than 65 other agencies throughout North America and abroad that have installed Carmanah lighting technologies.

"This is a B.C. technology that has received worldwide recognition and we are proud to see our province's largest transit agency picking it up," stated Carmanah CEO Art Aylesworth.  "Our intent since developing the first prototype for London, England, has always been to bring it back home to North America where there is a market in the order of a million bus stops."

The Vancouver Regional Transportation Authority (TransLink) has installed i-STOP(tm) systems at bus stops in 17 areas of need throughout the city.  TransLink will evaluate the system with an eye to future citywide purchases, based on customer feedback through 2004.  For more information from TransLink, as well as a list of the 17 trial locations, visit the following link:

http://www.translink.bc.ca/Whats_New/News_Releases/news04290401.asp

Vancouver transit commuters at the I-STOP™ locations will now have the security of solar-powered down lighting in the bus waiting area.  At selected stops, a backlit display also delivers easy-to-read timetable information and a customer-activated flashing beacon notifies bus drivers when there is someone waiting, enhancing service and eliminating pass-bys.

"These environmentally sound, passenger-friendly bus stops are a good investment in customer service," said TransLink chair Doug McCallum.  "Improving the transit experience will help more people make the decision to try the bus."

The stops were quick and simple to install, requiring no digging or wiring to the city's electrical infrastructure.  The average cost of each bus stop is $1,750, compared to hardwired bus stop lighting costs of $2,500 to $8,000.  The Carmanah bus stops will operate maintenance-free for several years, after which the recyclable batteries can be changed for continued performance.

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the transit, marine, aviation, roadway, railway and industrial worksite markets.  The Company currently has more than 90,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone: (604) 629-0264  Toll Free: 1-866-629-0264

Fax: (604) 682-4768   e-mail: investors@carmanah.com

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Carmanah Contacts: Mr. Praveen Varshney, Director Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone: (604) 629-0264  Toll Free: 1-866-629-0264

Fax: (604) 682-4768   e-mail: investors@carmanah.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Carmanah Technologies Corporation

            (Registrant)

           “Peeyush K. Varshney”

Date: May 4, 2004

                 _____________________________________

          Mr. Peeyush K. Varshney, Corporate Secretary